                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               TCA Cable TV, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   872241 10 4
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                           1400 Lake Hearn Drive, N.E.
                             Atlanta, Georgia 30319
                                 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                May 11, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 2 of 16
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Communications, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        10,975,921
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  10,975,921
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  21.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 872241 10 4                                            Page 3 of 16
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Holdings, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        10,975,921
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  10,975,921
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  21.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 872241 10 4                                           Page 4 of 16
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Enterprises, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        10,975,921
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  10,975,921
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  21.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 872241 10 4                                           Page 5 of 16
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Barbara Cox Anthony
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        10,975,921
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  10,975,921
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  21.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  OO; See Item 2.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 6 of 16
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Anne Cox Chambers
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        10,975,921
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  10,975,921
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  21.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  OO; See Item 2.
--------------------------------------------------------------------------------

     The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

     Item 1. Security and Issuer.

     This Report on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of TCA Cable TV, Inc., a Texas corporation (the "Company"), covered by that certain voting agreement, dated as of May 11, 1999 (the "Voting Agreement"), entered into between Cox Communications, Inc., a Delaware Corporation ("CCI"), and certain shareholders of the Company. The Voting Agreement was entered into in connection with, and as an inducement to CCI to enter into, an Agreement and Plan of Merger, dated as of May 11, 1999 (the "Merger Agreement"), with the Company which provides for, among other things, the merger of a newly formed subsidiary of CCI with and into the Company, as described in Item 4 herein.

     The address of the Company's principal executive offices is:

                         TCA Cable TV, Inc.
                         3015 SSE Loop 323
                         Tyler, Texas 75701.

     Item 2. Identity and Background.

     This report is being filed jointly by CCI, Cox Holdings, Inc. ("CHI"), Cox Enterprises, Inc. ("CEI", and collectively with CCI and CHI, the "Cox Corporations"), Anne Cox Chambers and Barbara Cox Anthony. All the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in cable television distribution systems, programming networks and telecommunications technology. CHI is a holding company. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305, and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     As a party to the Voting Agreement, CCI may be deemed the beneficial owner of the shares of Common Stock subject to such agreement. Approximately 75.61% of the voting power of the capital stock of CCI is held by CHI; and all of the issued and outstanding shares of capital stock of CHI are beneficially owned by CEI. There are 202,580,701 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%);
(ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 82,745,685 shares (40.8%); and (iv) 275 individuals and trusts exercise beneficial ownership over the remaining 3,202,172 shares (1.6%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 199,378,529 shares (98.4%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 14,578 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony may also be deemed to be beneficial owners of the securities reported herein.

     The following information concerning the directors and executive officers of CCI, CHI, CEI and Anne Cox Chambers and Barbara Cox Anthony is set forth on
Exhibit 99.1:

     (i) name;

     (ii) residence or business address; and

     (iii)present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

     Item 3. Source and Amount of Funds of Other Consideration.

                  No separate consideration was paid by CCI in connection with the Voting Agreement. However, the shares of Common Stock subject to the Voting Agreement are covered by the Merger Agreement. If CCI acquires all the outstanding shares of Common Stock pursuant to the Merger (as defined below), each outstanding share of Common Stock will be converted into (i) the right to receive .3709 shares of Class A common stock of CCI and the right to receive $31.25 in cash, without interest, or (ii) the right to receive .7418 of a shares of Class A common stock of CCI, or (iii) the right to receive $62.50 in cash, without interest (the

"Merger Consideration"), subject in the case of clauses (ii) and (iii) to proration in the event that such elections would otherwise result in the payment of more than 1.6 billion in cash or the issuance of more than 19 million shares of CCI Class A common stock. Subsequent to the execution of the Merger Agreement, CCI effected a two-for-one split of its Class A common stock. As a result, the exchange ratios in clauses (i) and (ii) are adjusted under the Merger Agreement to be .7418 and 1.4836, respectively, and the election under clause (ii) will now be subject to proration in the event that such an election would otherwise result in the issuance of more than 38 million shares of CCI Class A common stock. The Merger is subject to the approval of the Company's shareholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

     Item 4. Purpose of Transaction.

     CCI entered into the Merger Agreement and the related Voting Agreement with the intent of acquiring control of, and the entire common equity interest in, the Company.

     MERGER AGREEMENT. Cox Classic Cable, Inc., a wholly owned subsidiary of CCI under the laws of the State of Delaware ("CCC"), and the Company have entered into the Merger Agreement pursuant to which the parties have agreed that the Company will complete a merger with and into CCC (the "Merger"), with CCC being the sole surviving corporation in the Merger. The Merger Agreement provides that each outstanding share of Common Stock will be canceled in the Merger and converted into the right to receive the Merger Consideration. Upon consummation of the Merger, CCI will own all of the outstanding shares of Common Stock of the Company. The Merger Agreement contains provisions regarding board recommendations, alternative acquisition proposals and termination fees payable to CCI in the event of certain termination events by the Company.

     VOTING AGREEMENT. In connection with the Merger Agreement and as an inducement to CCI's willingness to enter into the Merger Agreement, CCI has entered into the Voting Agreement with each of the following shareholders of the Company (each, a "Shareholder"): (i) Fred R. Nichols, (ii) Darrell L. Campbell,
(iii) Ben R. Fisch, M.D., (iv) Wayne J. McKinney, (v) Joanne McKinney, (vi) A.W. Riter, Jr., (vii) A.W. Riter III, (viii) Randall K. Rogers, (ix) Melvin R. Jenschke, (x) Louise H. Rogers, (xi) Rogers Venture Enterprises, Inc. (xii) Russell B. Rogers and (xiii) Rebecca Rogers Wangner. The aggregate number of shares of Common Stock covered by the Voting Agreement is 10,975,921.

     Pursuant to the Voting Agreements, each Shareholder granted CCI an irrevocable proxy to vote the shares covered by the Voting Agreement in favor of the Merger Agreement and related matters and against certain competing transactions that may be proposed. The Shareholders retain the right to vote the shares covered by the Voting Agreement on all other matters that may be brought up before the shareholders of the Company, provided that such vote is not inconsistent with the purpose of the Voting Agreement. The Voting Agreement generally provides that the Shareholders may not sell, transfer, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock covered by the Voting Agreement.

     THE MERGER. The board of directors of the Company has approved and adopted the Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger and the Merger Agreement to the Company's shareholders for approval at a special meeting of shareholders convened for that purpose. The Merger Agreement must be approved by the vote of two-thirds of the outstanding stock of the Company entitled to vote. Each share of Common Stock is entitled to one vote per share. Pursuant to the Voting Agreement, CCI has the right to vote the shares covered by the Voting Agreement, approximately 21.7% of the outstanding Common Stock of the Company, in favor of the Merger Agreement.

     The above descriptions of the Merger Agreement and the Voting Agreement and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

     Item 5. Interest in Securities of Issuer.

     (a) The information set forth in Item 4 is hereby incorporated herein by reference. Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CCI is deemed to have beneficial ownership over 10,975,921 shares of Common Stock covered by the Voting Agreement. These shares represent approximately 21.7% of the outstanding Common Stock of the Company.

     (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 10,975,921, (iii) with respect to which there is dispositive power is 0, and with respect to which there is shared dispositive power is 0.

     (c) Except as described in Item 4, none of the Cox Corporations, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected during the past 60 days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Cox Corporations, Mrs. Chambers and Mrs. Anthony.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in Items 2, 4, and 5 is hereby incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits.

Exhibit No.    Title of Exhibit

 2.1 Agreement and Plan of Merger among CCI, CCC, and the Company dated as of May 11, 1999 (incorporated by reference to exhibit
               2.1 of CCI's current report on Form 8-K dated May 12, 1999 (the "8-K")).

10.1           Joint Filing Agreement

99.1           Executive Officers and Directors of the Cox Corporations.

99.2 Voting Agreement, dated as of May 11, 1999, by and among CCI, the Company, Fred R. Nichols, Darrell L. Campbell, Ben R. Fisch, M.D., A. W. Riter, Jr., A.W. Riter III, Wayne J. McKinney, Joanne McKinney, Randall K. Rogers, Melvin R. Jenschke, Louise H. Rogers, Russell B. Rogers, Rebecca Rogers Wangner and Rogers Venture Enterprises, Inc. (incorporated by reference to exhibit
               99.1 of the 8-K).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX ENTERPRISES, INC.


          May 19, 1999                       By: /s/ Andrew A. Merdek
              Date                           Name: Andrew A. Merdek
                                             Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX HOLDINGS, INC.


          May 19, 1999                       By: /s/ Andrew A. Merdek
              Date                           Name: Andrew A. Merdek
                                             Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX COMMUNICATIONS, INC.


          May 19, 1999                       By: /s/ Andrew A. Merdek
              Date                           Name: Andrew A. Merdek
                                             Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           May 19, 1999                      /s/ Anne Cox Chambers
          --------------                     ---------------------
              Date                           Anne Cox Chambers

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           May 19, 1999                      /s/ Barbara Cox Anthony
          --------------                     ---------------------
              Date                           Barbara Cox Anthony